UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Globus Medical, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

379577208

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 379577208	Page 2 of 8

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) David C. Paul
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 4,945,072(1)(2)
	6.	Shared Voting Power 20,045,319(2)(3)
	7.	Sole Dispositive Power 4,945,072(1)(2)
	8.	Shared Dispositive Power 20,045,319(2)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,990,391(2)(3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 26.9%(4)(5)
12.	Type of Reporting Person IN

(1)	Consists of (a) 4,398,964 shares of Class B common stock held directly by the reporting person, (b) 435,350 shares of Class B common stock held by the Sonali Paul Trust U/A/D 12/20/12, and (c) 110,758 shares of Class A common stock subject to options held by the reporting person that are exercisable within 60 days of December 31, 2014.
(2)	The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer’s Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder’s affiliates represents less than 5% of the Issuer’s outstanding common stock.
(3)	Does not include 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A 4/6/10. The reporting person’s spouse is trustee of the trust.
(4)	Based on shares outstanding equal to: (a) 70,828,187 shares of Class A common stock outstanding as of December 31, 2014, as reported by the Issuer to the reporting person, plus (b) 110,758 shares of Class A common stock subject to options that are exercisable within 60 days of December 31, 2014, plus (c) 21,879,633 shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.
(5)	Assumes conversion of all of the reporting person’s Class B common stock into, and exercise of all of the reporting person’s options for, shares of Class A common stock.

CUSIP No. 379577208	Page 3 of 8

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Sonali Paul
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 1,562,573(6)(7)
	6.	Shared Voting Power 20,045,319(7)(8)
	7.	Sole Dispositive Power 1,562,573(6)(7)
	8.	Shared Dispositive Power 20,045,319(7)(8)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,607,892(7)(8)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 24.2%(9)(10)
12.	Type of Reporting Person IN

(6)	Consists of 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A 4/6/10.
(7)	The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer’s Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder’s affiliates represents less than 5% of the Issuer’s outstanding common stock.
(8)	Does not include (a) 4,398,964 shares of Class B common stock held directly by the reporting person’s spouse, (b) 435,350 shares of Class B common stock held by the Sonali Paul Trust U/A/D 12/20/12, and (c) 110,758 shares of Class A common stock subject to options held by the reporting person’s spouse that are exercisable within 60 days of December 31, 2014.
(9)	Based on shares outstanding equal to: (a) 70,828,187 shares of Class A common stock outstanding as of December 31, 2014, as reported by the Issuer to the reporting person, plus (b) 18,607,892 shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.
(10)	Assumes conversion of all of the reporting person’s Class B common stock into shares of Class A common stock.

CUSIP No. 379577208	Page 4 of 8

Item 1(a)	Name of Issuer

Globus Medical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2560 General Armistead Avenue

Audubon, PA 19403

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by David C. Paul and Sonali Paul (together, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

2560 General Armistead

Avenue Audubon, PA 19403

Item 2(c)	Citizenship

The Reporting Persons are citizens of the United States of America.

Item 2(d)	Title of Class of Securities

Class A Common Stock

CUSIP No. 379577208	Page 5 of 8

Item 2(e)	CUSIP Number

379577208

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

Ownership information is provided as of December 31, 2014:

(a)	Amount beneficially owned:

	(i)	David C. Paul	24,990,391(11)(12)(13)(14)

	(ii)	Sonali Paul	21,607,892(12)(14)(15)(16)

(b)	Percent of class:

	(i)	David C. Paul	26.9%(17)(18)

	(ii)	Sonali Paul	24.2%(19)(20)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

		(A) David C. Paul	4,945,072(11)(12)

		(B) Sonali Paul	1,562,573(12)(15)

	(ii)	Shared power to vote or to direct the vote

		(A) David C. Paul	20,045,319(12)(13)(14)

		(B) Sonali Paul	20,045,319(12)(14)(15)

	(iii)	Sole power to dispose or to direct the disposition of

		(A) David C. Paul	4,945,072(11)(12)

		(B) Sonali Paul	1,562,573(12)(15)

	(iv)	Shared power to dispose or to direct the disposition of

		(A) David C. Paul	20,045,319(12)(13)(14)

		(B) Sonali Paul	20,045,319(12)(14)(15)

CUSIP No. 379577208	Page 6 of 8

(11)	Includes (a) 4,398,964 shares of Class B common stock held directly by the reporting person, (b) 435,350 shares of Class B common stock held by the Sonali Paul Trust U/A/D 12/20/12, and (c) 110,758 shares of Class A common stock subject to options held by the reporting person that are exercisable within 60 days of December 31, 2014.
(12)	The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer’s Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder’s affiliates represents less than 5% of the Issuers outstanding common stock.
(13)	Does not include 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A 4/6/10. The shares are held in trust for the benefit of the reporting person’s spouse and children. The reporting person’s spouse is trustee of the trust.
(14)	Includes 17,045,319 shares of Class B common stock and 3,000,000 shares of Class A common stock held directly by the reporting person and the reporting person’s spouse.
(15)	Includes 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A 4/6/10.
(16)	Does not include (a) 4,398,964 shares of Class B common stock held directly by the reporting person’s spouse, (b) 435,350 shares of Class B common stock held by the Sonali Paul Trust U/A/D 12/20/12, and (c) 110,758 shares of Class A common stock subject to options held by the reporting person’s spouse that are exercisable within 60 days of December 31, 2014.
(17)	Based on shares outstanding equal to: (a) 70,828,187 shares of Class A common stock outstanding as of December 31, 2014, as reported by the Issuer to the reporting person, plus (b) 110,758 shares of Class A common stock subject to options that are exercisable within 60 days of December 31, 2014, plus and (c) 21,879,633 shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.
(18)	Assumes conversion of all of the reporting person’s Class B common stock into, and exercise of all of the reporting person’s options for, shares of Class A common stock.
(19)	Based on shares outstanding equal to: (a) 70,828,187 shares of Class A common stock outstanding as of December 31, 2014, as reported by the Issuer to the reporting person, plus (b) 18,607,892 of shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.
(20)	Assumes conversion of all of the reporting person’s Class B common stock into shares of Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 379577208	Page 7 of 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 379577208	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

/s/ David C. Paul
David C. Paul

/s/ Sonali Paul
Sonali Paul